International Land Alliance, Inc.

350 10th Avenue, Suite 1000

San Diego, CA 92101

October 17, 2023

VIA EDGAR

Dorrie Yale

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	International Land Alliance, Inc.
Registration Statement on Form S-1 (File No. 333-275052)

Dear Ms. Yale:

Please accept this letter as an amendment to the Registration Statement on Form S-1 (File No. 333-275052) filed by International Land Alliance, Inc. (the “Company”) with the Securities and Exchange Commission on October 17, 2023 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant shall amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.”

Sincerely,

/s/ Roberto Jesus Valdes

Roberto Jesus Valdes

Chief Executive Officer